27 November 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – dealings in securities by directors.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

HEAD OFFICE • HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0)11 294 4444 Fax +27 (0)11 295 1111 www.nedbank.co.za

dw 12/5

Release Date: 2006/11/23 03:16:00 PM

Nedbank Limited/Group - Dealings in securities by directors

NED NBKP
Nedbank Limited/Group - Dealings in securities by directors
NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")
NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share code: NBKP
ISIN code: ZAE000043667
("Nedbank Limited")
DEALINGS IN SECURITIES BY DIRECTORS

In terms of paragraph 3.63 - 3.65 of the Listings Requirements of the JSE, the following information is disclosed in respect of the exercise of share options and the dealing in Nedbank Group ordinary shares and Nedbank Limited preference shares by a non-executive director and the company secretary of Nedbank Group and Nedbank Limited and an associate:

Name:	ML Ndlovu
Capacity:	Non-executive director
Date of transaction:	23 November 2006
Class of security	Nedbank Group ordinary shares
Strike price:	R73,00
Number of securities:	100 000
Total value:	R7 300 000,00
Nature of transaction:	Exercise of share options due to expire
Extent of interest:	Direct beneficial
Name:	ML Ndlovu
Capacity:	Non-executive director
Date of transaction:	23 November 2006
Class of security	Nedbank Group ordinary shares
Strike price:	R88,00
Number of securities:	10 000
Total value:	R880 000,00
Nature of transaction:	Exercise of share options due to expire
Extent of interest:	Direct beneficial
Name:	ML Ndlovu
Capacity:	Non-executive director
Date of transaction:	23 November 2006
Class of security	Nedbank Group ordinary shares
Strike price:	R45,00
Number of securities:	4 167
Total value:	R187 515,00
Nature of transaction:	Exercise of share options due to expire
Extent of interest:	Direct beneficial
Name:	ML Ndlovu
Capacity:	Non-executive director
Date of transaction:	23 November 2006
Class of security	Nedbank Group ordinary shares
Price per share:	R125,07
Number of securities:	114 167
Total value:	R14 279 243,44
Nature of transaction:	Sale on the open market
Extent of interest:	Direct beneficial

228673 2006/11/23